Insider transaction detail - View details for insider

Transactions sorted by	: Insider
Insider family name	: Herrick ( Starts with )
Given name	: Lloyd ( Starts with )
Filing date range	: June 5, 2008 - June 5, 2008
Equity securities	: Common Shares

Insider name:	Herrick, Lloyd William

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

1219022	2008-05-29	2008-06-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	5.1000 USD	740,900

1219023	2008-05-30	2008-06-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,700	5.1200 USD	736,200

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

1219027	2008-05-30	2008-06-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-300	5.1300 USD	735,900

1219030	2008-05-30	2008-06-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	5.1400 USD	725,900

1219032	2008-05-30	2008-06-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,621	5.1800 USD	721,279

1219034	2008-06-02	2008-06-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-935	5.2000 USD	720,344

1219035	2008-06-03	2008-06-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	5.2000 USD	710,344

1219036	2008-06-03	2008-06-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,540	5.2200 USD	708,804